UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

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Commission File Number: 001-38328

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LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

LexinFintech Holdings Ltd. Announces Management Change

On August 26, 2022, LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online and offline consumption platform and a technology-driven service provider in China, announced a change to its management. Mr. Jayden Yang Qiao has resigned from his position as the chief risk officer of the Company for personal reasons, effective on August 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LexinFintech Holdings Ltd.

By	/s/ Sunny Sun
Name:	Sunny Rui Sun
Title:	Chief Financial Officer

Date: August 26, 2022